                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d- 1(b)(c)
                         AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d - 2(b)



                                 NEXTCARD, INC.
                    ----------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    65332K107
                    ----------------------------------------
                                 (CUSIP NUMBER)

                            Second Curve Capital, LLC
                                 200 Park Avenue
                            New York, New York 10166

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  June 27, 2001
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|  Rule 13d-1-(b)
           |X| Rule 13d-1-(c)
           |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                               Page 1 of 6 Pages

CUSIP No. 65332k107

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

SECOND CURVE CAPITAL, LLC
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

a.
     ---------------------------------------------------------------------------

b.   ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Citizenship or Place of Organization:   NEW YORK
                                           -------------------------------------

     Number of Shares        5.  Sole Voting Power  2,675,838 SHARES
                                                    ----------------------------
       Beneficially
       Owned by              6.  Shared Voting Power       0
                                                     ---------------------------
       Each
       Reporting             7.  Sole Dispositive Power   2,675,838 SHARES
                                                       -------------------------
       Person
       With                  8.  Shared Dispositive Power   0
                                                         -----------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                  2,675,838 SHARES
            --------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

11. Percent of Class Represented by Amount in Row 9   5.03% OF COMMON STOCK
                                                      --------------------------

12. Type of Reporting Person (See Instructions)  00
                                                --------------------------------



                               Page 2 of 6 Pages

CUSIP No. 65332k107

ITEM 1(A)  NAME OF ISSUER:

NextCard, Inc.

ITEM 1(B)  ADDRESS OF ISSUER:

595 Market Street
Suite 1800
San Francisco, CA  94105

ITEM 2(A)  NAME OF PERSON FILING:

Second Curve Capital, LLC

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

200 Park Avenue
New York, New York  10166

ITEM 2(C)  CITIZENSHIP:

New York,  USA

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(E)  CUSIP NUMBER:

65332K107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR 13D-2(C) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:




                               Page 3 of 6 Pages

CUSIP No. 65332k107


a. |_|   Broker or dealer registered under Section 15 of the Act,
b. |_|   Bank as defined in Section 3(a)(6) of the Act,
c. |_|   Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_|   Investment Company registered under Section 8 of the Investment
         Company Act,
e. |_|   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g. |_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7),
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4   OWNERSHIP:

         (A)      AMOUNT BENEFICIALLY OWNED:

                  As of June 27, 2001, 2,675,838 shares were beneficially owned by certain investment vehicles advised by Second Curve Capital, LLC (together, the "Funds"). Second Curve Capital, LLC is the investment manager of the Funds and accordingly it may be deemed to be the beneficial owner of 2,675,838 shares of the Issuer. Second Curve Capital, LLC disclaims beneficial ownership of any shares in which it has no pecuniary interest.

         (B) PERCENT OF CLASS: 5.03% (calculated based on 53,210,605 shares outstanding as of April 30, 2001, as reported in the latest Form 10-Q of the Issuer).

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           2,675,838 shares

                  (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                           0





                               Page 4 of 6 Pagex

CUSIP No. 65332k107

         (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION  OF:

                  2,675,838 shares

         (IV)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                  0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:


         Not applicable.

ITEM 10  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 5 of 6 Pages

CUSIP No. 65332k107


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 9, 2001
--------------------------------------------------------------------------------
DATE

/s/ Stephen Krug
--------------------------------------------------------------------------------
SIGNATURE


Stephen Krug, Chief Operating Officer
--------------------------------------------------------------------------------
NAME/TITLE







                               Page 6 of 6 Pages